Exhibit 99.1

NANOBIOTIX
A limited liability company with an executive board and a supervisory board with a share capital of € 1,044,776.16
Registered office:
60 RUE DE WATTIGNIES
75012 PARIS
447 521 600 R.C.S. PARIS

Annual General Combined Meeting of the Shareholders
on April 28th, 2021

Behind Closed Doors

Attendees list

Exhibit 99.1

QUORUM

Annual General Combined Meeting of the Shareholders on April 28th, 2021 at 17:00 CET

SHARE CAPITAL of EUR 1,044,776.16 divided into 34,825,872 shares of EUR 0,03 nominal value

-	11,470	Company’s share
=	34,814,402	Shares with voting rights
+	1,155,587	Shares with double voting rights
=	35,969,989	Rights

Quorum OGM 20%:	6,962,880	Shares
Quorum EGM 25%:	8,703,601	Shares

21	Shareholders who gave proxy to the Chairman	2,914,592	Shares representing	3,817,190	Rights
96	Shareholders who voted by correspondence	14,321,869	Shares representing	14,322,629	Rights
117	Shareholders represented and who voted by correspondence	17,236,461	Shares representing	18,139,819	Rights

Representing:
49,51%	Share capital in shares
50,43%	Total rights

Exhibit 99.1

Annual General Combined Meeting of the Shareholders on April, 28th 2021 at 17:00 CET

RESOLUTIONS RESULTS

			Proxy	Present or represented	TOTAL	Approval status	in %
VOTERS			96	21	117
SHARES			14,321,869	2,914,592	17,236,461
RIGHTS			14,322,629	3,817,190	18,139,819
1	OGM	For	13,296,530	3,817,190	17,113,720	Passed	98.4137
		Against	275,848	0	275,848
		Abstention	750,251	0	750,251
2	OGM	For	13,436,948	3,817,190	17,254,138	Passed	99.2206
		Against	135,530	0	135,530
		Abstention	750,151	0	750,151
3	OGM	For	13,571,948	3,817,190	17,389,138	Passed	99.9961
		Against	680	0	680
		Abstention	750,001	0	750,001
4	OGM	For	13,571,948	3,817,190	17,389,138	Passed	99.997
		Against	530	0	530
		Abstention	750,151	0	750,151
5	OGM	For	7,940,780	3,817,190	11,757,970	Passed	73.5341
		Against	4,231,848	0	4,231,848
		Abstention	2,150,001	0	2,150,001
6	OGM	For	7,943,298	3,817,190	11,760,488	Passed	73.5505
		Against	4,229,180	0	4,229,180
		Abstention	2,150,151	0	2,150,151
7	OGM	For	7,943,298	3,817,190	11,760,488	Passed	73.5499
		Against	4,229,330	0	4,229,330
		Abstention	2,150,001	0	2,150,001
8	OGM	For	9,148,281	3,817,190	12,965,471	Passed	81.0858
		Against	3,024,347	0	3,024,347
		Abstention	2,150,001	0	2,150,001
9	OGM	For	9,606,156	3,817,190	13,423,346	Passed	77.1908
		Against	3,966,472	0	3,966,472
		Abstention	750,001	0	750,001
10	OGM	For	11,305,659	3,817,190	15,122,849	Passed	86.9646
		Against	2,266,819	0	2,266,819
		Abstention	750,151	0	750,151
11	OGM	For	9,801,953	3,817,190	13,619,143	Passed	78.3168
		Against	3,770,675	0	3,770,675
		Abstention	750,001	0	750,001

Exhibit 99.1

Proxy	Present or represented	TOTAL	Approval status	in %
12	OGM	For	9,804,246	3,817,190	13,621,436	Passed	78.33
		Against	3,768,382	0	3,768,382
		Abstention	750,001	0	750,001
13	OGM	For	9,804,106	3,817,190	13,621,296	Passed	78.3291
		Against	3,768,522	0	3,768,522
		Abstention	750,001	0	750,001
14	OGM	For	11,340,484	3,817,190	15,157,674	Passed	94.7967
		Against	831,994	0	831,994
		Abstention	2,150,151	0	2,150,151
15	OGM	For	10,777,896	3,817,190	14,595,086	Passed	83.9289
		Against	2,794,732	0	2,794,732
		Abstention	750,001	0	750,001
16	EGM	For	13,349,463	3,817,190	17,166,653	Passed	98.7167
		Against	223,165	0	223,165
		Abstention	750,001	0	750,001
17	EGM	For	9,349,173	3,817,190	13,166,363	Passed	75.7131
		Against	4,223,455	0	4,223,455
		Abstention	750,001	0	750,001
18	EGM	For	7,941,120	3,817,190	11,758,310	Passed	67.6167
		Against	5,631,333	0	5,631,333
		Abstention	750,176	0	750,176
19	EGM	For	8,032,120	3,817,190	11,849,310	Passed	68.1395
		Against	5,540,483	0	5,540,483
		Abstention	750,026	0	750,026
20	EGM	For	8,140,712	3,817,190	11,957,902	Passed	68.7639
		Against	5,431,891	0	5,431,891
		Abstention	750,026	0	750,026
21	EGM	For	9,431,770	3,817,190	13,248,960	Passed	76.188
		Against	4,140,858	0	4,140,858
		Abstention	750,001	0	750,001
22	EGM	For	7,940,770	3,817,190	11,757,960	Passed	67.6146
		Against	5,631,708	0	5,631,708
		Abstention	750,151	0	750,151
23	EGM	For	7,940,770	3,817,190	11,757,960	Passed	67.614
		Against	5,631,858	0	5,631,858
		Abstention	750,001	0	750,001
24	EGM	For	7,947,803	3,817,190	11,764,993	Passed	67.6545
		Against	5,624,825	0	5,624,825
		Abstention	750,001	0	750,001

Exhibit 99.1

Proxy	Present or represented	TOTAL	Approval status	in %
25	EGM	For	7,947,030	3,817,190	11,764,220	Passed	67.65
		Against	5,625,598	0	5,625,598
		Abstention	750,001	0	750,001
26	EGM	For	9,438,030	3,817,190	13,255,220	Passed	76.2247
		Against	4,134,448	0	4,134,448
		Abstention	750,151	0	750,151
27	EGM	For	12,280,404	3,817,190	16,097,594	Passed	92.5691
		Against	1,292,224	0	1,292,224
		Abstention	750,001	0	750,001
28	EGM	For	13,429,027	3,817,190	17,246,217	Passed	99.1742
		Against	143,601	0	143,601
		Abstention	750,001	0	750,001
29	EGM	For	7,943,250	3,817,190	11,760,440	Passed	73.5496
		Against	4,229,368	0	4,229,368
		Abstention	2,150,011	0	2,150,011
30	EGM	For	7,910,856	3,817,190	11,728,046	Passed	73.3477
		Against	4,261,622	0	4,261,622
		Abstention	2,150,151	0	2,150,151
31	EGM	For	7,941,776	3,817,190	11,758,966	Passed	73.5403
		Against	4,230,852	0	4,230,852
		Abstention	2,150,001	0	2,150,001
32	EGM	For	13,321,488	3,817,190	17,138,678	Passed	98.5558
		Against	251,140	0	251,140
		Abstention	750,001	0	750,001
33	EGM	For	12,803,284	3,817,190	16,620,474	Passed	99.6355
		Against	60,806	0	60,806
		Abstention	1,458,539	0	1,458,539
34	EGM	For	12,812,052	3,817,190	16,629,242	Passed	99.6889
		Against	51,888	0	51,888
		Abstention	1,458,689	0	1,458,689
35	EGM	For	13,467,475	3,817,190	17,284,665	Passed	99.3953
		Against	105,153	0	105,153
		Abstention	750,001	0	750,001
36	OGM	For	12,780,739	3,817,190	16,597,929	Passed	95.4462
		Against	791,889	0	791,889
		Abstention	750,001	0	750,001

Exhibit 99.1

Annual General Combined Meeting of the Shareholders on April 28th 2021 at 17:00 CET

Attendees list

21	Shareholders who gave proxy to the Chairman	2,914,592	Shares representing	3,817,190	Rights
96	Shareholders who voted by correspondence	14,321,869	Shares representing	14,322,629	Rights
117	Shareholders represented and who voted by correspondence	17,236,461	Shares representing	18,139,819	Rights

The members of the Bureau undersigned certify that the attendees list is exact, showing that ONE HUNDRED SEVENTEEN shareholders were represented or voted by correspondence, totaling SEVENTEEN MILLION TWO HUNDRED THIRTY-SIX THOUSAND FOUR HUNDRED SIXTY-ONE shares with voting rights representing EIGHTEEN MILLION ONE HUNDRED THIRTY-NINE THOUSAND EIGHT HUNDRED NINETEEN rights.

Hereto are annexed TWENTY-ONE chairman proxies and NINETY-SIX voting proxies.

Chairman of the supervisory board	Inspectors		Secretary
Mr. Laurent Condomine	Mr. Ricky Bhajun	Mrs. Anne-Sophie Lariviere	Mr. Philippe Mauberna
/s/ Laurent Condomine	/s/ Ricky Bhajun	/s/ Anne-Sophie Lariviere	/s/ Philippe Mauberna